

June 29, 2007

Mail Stop 7010

<u>Via U.S. mail and facsimile</u>

Mr. Albert Knapp, Chief Financial Officer
Ethanex Energy, Inc.
14500 Parallel Road, Suite A
Basehor, KS   66007

Re: Ethanex Energy, Inc.
        Amendment No. 3 to Registration Statement on Form SB-2
        Filed on: June 19, 2007
        File No.: 333-139787

Dear Mr. Knapp:

        We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Merger and Private Offering, page 1</u>

1. Please disclose your response to prior comments nine and ten other than the value.

Development of New Greenfield Plants, page 45

2. You continue to state that currently you have one site under development. Please delete that statement as noted in your response to comment two.

Bio-Refinery Ethanol Production System, p31

3. Please update the information regarding the agreement that will be entered into by June 30, 2007.

Financial Statements

Note 13 – Subsequent Events, page F-16

4. We have reviewed your response to our prior comment 16. It still remains unclear to us how you determined that your investment was not impaired as of March 31, 2007. In this regard, you highlight a series of events (including the eight amendments to the joint venture) which called into question the recoverability of your investment. The fact that the final event (i.e. the April 2007) termination letter was received subsequent to your March 31, 2007 balance sheet date does not support your conclusion that your investment was not impaired as of March 31, 2007.   Specifically, we note the following:

    *   You were required to make a $30 million cash investment in the joint venture. In mid-March, you were informed by Chevron, that it would be unable to guarantee to your lenders that a plant constructed using the SEMO technology would perform to specifications.
    *   You indicate that Chevron's position was not relevant to whether the assets were impaired. However, if the Company could not obtain financing, why would SEMO give the Company the right to continue development? Furthermore, even if the Company had the right to continue development, what was the value of that right if the Company could not obtain financing?
    *   Based on the information provided, it does not appear that SEMO had anything at risk with regard to this joint venture. Therefore, it seems that SEMO could continually extend the effective date without any detriment to itself in the hope that the Company could make its $30 million cash investment.

General

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

       Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

       We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ryan Rohn, Accountant at (202) 551-3739 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer R. Hardy
Branch Chief, Legal